Exhibit 2.1

AMENDMENT NO. 2 TO

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Amendment”), dated August 11, 2026, by and among Non-Invasive Monitoring Systems, Inc., a Florida corporation (the “Parent”), Gravitics Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Acquisition Subsidiary”), and Gravitics, Inc., a Delaware corporation (the “Company”), pursuant to which the Acquisition Subsidiary will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of the Parent.

WHEREAS, the Parties entered into the Agreement and Plan of Merger and Reorganization on May 6, 2026, which was previously amended on June 30, 2026 (as amended, the “Agreement”); and

WHEREAS, the Parties desire to further amend the Agreement to modify the equity ownership of the Post-Merger Parent following the Closing of the Merger.

NOW, THEREFORE, the Parties, each intending to be legally bound hereby, do mutually covenant and agree as follows, subject to and effective as of the Effective Time (as defined below):

1.      Capitalized words and terms not otherwise defined in this Amendment shall have the meaning ascribed to such words and terms set forth in the Agreement.

2.      Section 1.5(b) of the Agreement is hereby amended and restated as follows:

“1.5(b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Company Common Stock owned beneficially by the Parent or the Acquisition Subsidiary and other than Dissenting Shares (as defined below)), shall be cancelled and converted into the right to receive (subject to the provisions of Section 1.6) the portion of the Merger Shares to which such share is entitled (the “Conversion Ratio”). The shares of the Parent Common Stock into which the shares of the Company Common Stock are converted pursuant to this Section shall be referred to herein as the “Merger Shares.” The aggregate number of Merger Shares to be issued in connection with the Merger will be calculated based on the relative values of the Parent and the Company; provided, however, that (i) the total number of Merger Shares issued to the Company Stockholders at the Effective Time shall not represent less than 96.5% of the total equity ownership of the Post-Merger Parent, with each Company Stockholder receiving his, her or its Pro Rata Share, and (ii) the shares of Parent Common Stock held by the pre-Closing stockholders of the Parent (the “Parent Stockholders”) will represent not more than 3.5% of the total equity ownership of the Post-Merger Parent.”

3. In the event of any conflict between the Agreement and this Amendment, the terms as contained in this Amendment shall control. Except as expressly modified by this Amendment, all other terms and conditions of the Agreement shall remain in full force and effect and are hereby ratified and confirmed in all respects.

4. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be one and the same agreement. Facsimile and electronic signatures shall be treated in all respects and for all purposes as originals.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

PARENT:

NON-INVASIVE MONITORING SYSTEMS, INC.

By:	/s/ James Martin
Name:	James Martin
Title:	Chief Financial Officer

ACQUISITION SUBSIDIARY:

GRAVITICS MERGER SUB, INC.

By:	/s/ James Martin
Name:	James Martin
Title:	President

COMPANY:

GRAVITICS, INC.

By:	/s/ Colin Doughan
Name:	Colin Doughan
Title:	Chief Executive Officer